United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

Marine Delaitre

General Counsel – Gas, Renewables & Power

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,013,639
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,013,639

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,013,639
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.5 per cent.[12]
14	Type of Reporting Person CO

1     Percentage calculated based on (i) a denominator comprised of (a) 55,705,553 ordinary shares, no par value (the "Ordinary Shares"), of Maxeon Solar Technologies, Ltd. (the "Issuer") issued and outstanding as of June 14, 2024, as disclosed by the Issuer in its Forward Purchase Agreement filed by the Issuer on Form 6-K on June 17, 2024 with the U.S. Securities and Exchange Commission (the "SEC") (the "Outstanding Share Count") plus (b) the "Issuable Shares" as defined under (ii)(b) immediately below, and (ii) a numerator based on (a) 8,000,931 Ordinary Shares held by the above Reporting Person plus (b) 16,012,708 Ordinary Shares (the "Issuable Shares") that would be issuable upon the conversion of $16,203,395 aggregate principal amount of the Issuer's Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the "Notes") issued to the above Reporting Person's wholly-owned subsidiary on July 5, 2024, pursuant to that certain indenture dated as of June 20, 2024 (the "Indenture"), by and among the Issuer, the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation, at the applicable conversion rate and conversion adjustment for the Conversion Consideration (as defined in the Indenture) as if the Notes were converted as of July 5, 2024.

2     It is expected, subject to the satisfaction of certain conditions, including receipt of required regulatory approvals, that investors unrelated to the Reporting Persons will acquire a significant percentage of the beneficial ownership of the Issuer’s outstanding Ordinary Shares following consummation of certain transactions disclosed by the Issuer in a Form 6-K on May 30, 2024 and another Form 6-K on June 17, 2024.  Once these transactions are consummated, it is expected that the beneficial ownership of each Reporting Person may be substantially diluted in the near future.  At the time any such dilution is publicly disclosed, the Reporting Persons expect to promptly amend this Schedule 13D.

1	Names of Reporting Persons TotalEnergies Gaz & Electricité Holdings SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,000,931
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,000,931

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,931
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4 per cent.[34]
14	Type of Reporting Person CO

3       Percentage calculated based on a denominator comprised solely of the Outstanding Share Count.

4       Footnote 2 on page 2 is hereby incorporated by reference.

1	Names of Reporting Persons TotalEnergies Solar INTL SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,000,931
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,000,931

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,931
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4 per cent.[56]
14	Type of Reporting Person CO

5       Percentage calculated based on a denominator comprised solely of the Outstanding Share Count.

6       Footnote 2 on page 2 is hereby incorporated by reference.

1	Names of Reporting Persons TotalEnergies Marketing Services SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,012,708
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,012,708

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,012,708
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.3 per cent.[78]
14	Type of Reporting Person CO

7     Percentage calculated based on (i) a denominator comprised of the Outstanding Share Count plus the Issuable Shares and (ii) a numerator comprised solely of the Issuable Shares.

8       Footnote 2 on page 2 is hereby incorporated by reference.

Explanatory Note

This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D amends the Schedule 13D of the Reporting Persons that was initially filed on September 8, 2020 (the "Initial Filing") with the SEC, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on November 1, 2022 ("Amendment No. 1") and by Amendment No. 2 to Schedule 13D filed with the SEC on May 23, 2023 (together with the Initial Filing and Amendment No. 1, the "Amended Filing"), relating to the Ordinary Shares of the Issuer. Information reported in the Amended Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3 (together with the Amended Filing, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings set forth in the Amended Filing.

Item 2.	Identity and Background.

This Amendment No. 3 amends and supplements Item 2 of the Amended Filing by attaching an updated Schedule A hereto, with respect to the directors and executive officers of each of the Reporting Persons (as defined below), and by adding the following:

This Schedule 13D is being filed by TEMS (as defined below), a new reporting person, together with the following existing reporting persons (each, a "Reporting Person", and collectively, the "Reporting Persons"):

1)	TotalEnergies SE, a societas europea organized under the laws of the Republic of France ("TotalEnergies SE"),

2)	TotalEnergies Gaz & Electricité Holdings SAS, a French société par actions simplifiée ("TEGEH"),

3)	TotalEnergies Solar INTL SAS, a French société par actions simplifiée ("TESI"), and

4)	TotalEnergies Marketing Services SAS, a French société par actions simplifiée ("TEMS").

TotalEnergies SE indirectly owns 100% of the equity in each of TEGEH and TESI through a wholly-owned and controlled subsidiary.

The business address of TEMS, a wholly-owned and controlled subsidiary of TotalEnergies SE, and that of its sole executive officer, is 24 cours Michelet, 92400 Puteaux, France.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of their respective directors or executive officers (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 30, 2024, pursuant to that certain Mutual Termination Agreement, dated as of May 30, 2024 (the "Mutual Termination Agreement"), by and among TEMS, on the one hand, and the Issuer and SunPower Systems Sàrl, a Société à Responsabilité Limitée organized and existing under the laws of Switzerland and registered with the commercial register of the Canton of Geneva under registration number CHE-112.357.739, on the other hand, TEMS agreed to acquire $16,203,395 aggregate principal amount of the Notes in exchange for the termination of the Solarization Agreement (as defined below) and the release of the obligations of the parties thereunder, including the outstanding amount of debt owed to TEMS by the Issuer under the Photovoltaic Equipment Supply Master Agreement, dated as of November 9, 2016 (the "Supply Agreement"), and the Amended & Restated Initial Implementing Agreement, dated as of February 22, 2021 (together with the Supply Agreement, the "Solarization Agreement"). The termination of the Solarization Agreement and the release of the obligations of the parties thereunder became effective upon the issuance by the Issuer of the Notes to TEMS on July 5, 2024. Pursuant to the Indenture, the Notes acquired by TEMS are convertible into Ordinary Shares at the sole discretion of TEMS at any time at the applicable conversion rate and conversion adjustment for the Conversion Consideration as specified in the Indenture, beginning from the date of issuance of the Notes to TEMS.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Mutual Termination Agreement, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.4, respectively, of this Amendment No. 3 and which are incorporated herein by reference in their entirety.

Item 4.	Purpose of Transaction.

This Amendment No. 3 amends Item 4 of the Amended Filing by adding to the end thereof, the paragraphs set forth below:

The purpose of the transaction is described under Item 3 of this Amendment No. 3, which is incorporated herein by reference into this Item 4.

Other than as described in Item 3 of this Amendment No. 3 or as previously reported in the Amended Filing, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 amends and restates Items 5(a), 5(b) and 5(c) of the Amended Filing as set forth below:

(a) and (b)      The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages for each Reporting Person of this Amendment No. 3 is incorporated herein by reference into this Item 5.

(c)            On July 5, 2024, TEMS, a wholly-owned subsidiary of TotalEnergies SE, acquired the Notes, which are convertible into Ordinary Shares at any time at the sole discretion of TEMS, as described under Item 3 herein. No transactions involving Ordinary Shares were effected during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 3 amends Item 6 of the Amended Filing by adding to the end thereof, the disclosure set forth under Item 3 of this Amendment No. 3, which is incorporated herein by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Filing is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description
99.1	Indenture, dated as of June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among the Issuer, the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 6-K, filed with the SEC on June 21, 2024).

99.4	Mutual Termination Agreement, dated as of May 30, 2024, by and among the Issuer, SunPower Systems Sàrl and TotalEnergies Marketing Services (incorporated by reference to Exhibit 99.4 of the Issuer's Current Report on Form 6-K, filed with the SEC on May 30, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2024

TOTALENERGIES SE

By:	/s/ Marine Delaitre
Name:	Marine Delaitre
Title:	Duly Authorized Representative

TOTALENERGIES GAZ & ELECTRICITÉ HOLDINGS SAS

By:	/s/ Laurent Wolffsheim
Name:	Laurent Wolffsheim
Title:	President

TOTALENERGIES SOLAR INTL SAS

By:	/s/ Vincent Stoquart
Name:	Vincent Stoquart
Title:	President

TOTALENERGIES MARKETING SERVICES SAS

By:	/s/ Denis Toulouse
Name:	Denis Toulouse
Title:	Finance Director

SCHEDULE A

TOTALENERGIES SE

Name	Occupation	Citizenship
Patrick Pouyanné	Chairman and Chief Executive Officer	French
Helle Kristoffersen	President, Asia	French and Danish
Stéphane Michel	President, Gas, Renewables & Power	French
Thierry Pflimlin	President, Marketing & Services	French
Bernard Pinatel	President, Refining & Chemicals	French
Jean-Pierre Sbraire	Chief Financial Officer	French
Namita Shah	President, OneTech	French
Nicolas Terraz	President, Exploration & Production	French
Aurélien Hamelle	President, Strategy & Sustainability	French
Jacques Aschenbroich	Director	French
Anelise Quintão Lara	Director	French
Marie-Christine Coisne-Roquette	Lead Independent Director	French
Lise Croteau	Director	Canadian
Mark Cutifani	Director	Australian
Emma de Jonge	Director representing employee shareholders	French
Romain Garcia-Ivaldi	Director representing employees	French
Maria van der Hoeven	Director	Netherlands
Glenn Hubbard	Director	American
Marie-Ange Debon	Director	French
Jean Lemierre	Director	French
Dirk Paskert	Director	German
Angel Pobo	Director representing employees	French

TOTALENERGIES GAZ & ELECTRICITE HOLDINGS SAS

Laurent Wolffsheim	President	French
Bertrand Bouvet	Vice-President	French

TOTALENERGIES SOLAR INTL SAS

Vincent Stoquart	President	Belgian
Bruno Leconte	Vice-President	French
Benoît Lombardet	Vice-President	French
Emmanuel Bonifacio	Vice-President	French
Gregory Texier	Vice-President	French

TOTALENERGIES MARKETING SERVICES SAS

Thierry Pflimlin	President	French